EXHIBIT 99.1

Volvo Annual General Meeting Approves Ainax

GOTEBORG, Sweden, April 16, 2004 (PRIMEZONE) -- At the Annual General Meeting of AB Volvo on April 16, 2004, the Board's proposal to transfer all A shares in Scania to Ainax and thereafter to distribute Ainax to Volvo's shareholders was approved. The value of the distribution of Ainax was set at SEK 6,309,538,645. The Meeting also approved the Board's proposal to pay a dividend to the shareholders of SEK 8.00 per share, or a total of SEK 3,355,558,736. June 1, 2004 was adopted as the record date for entitlement to receive the cash dividend and the distribution of shares in Ainax. Payment of the cash dividend will be made through VPC (Swedish Central Securities Depository & Clearing Organization) in mid-June 2004. The shares in Ainax are expected to be registered in the VP (securities) accounts of directly registered shareholders on June 8, 2004.

As a result of the decision about Ainax, all Volvo's A shares in Scania, totaling 27.3 million shares, corresponding to 24.8% of the votes and 13.7% of the capital, will be transferred to the Ainax subsidiary. Thereafter, 99.1% of Ainax will be distributed to Volvo's shareholders.

The Annual General Meeting also resolved to authorize the Board of Directors of AB Volvo to decide on the purchase and transfer of the Company's own shares during the period up to the next Annual General Meeting. The Company may purchase not more than 10% of the total number of shares outstanding in the Company through trading on a stock exchange or another regulated market in which the Company's shares are traded. For the purpose of financing company acquisitions, the transfer of such shares may be effected through an offering directed to all shareholders. Payment for shares tendered shall be made in cash. The following AB Volvo Board members were reelected: Per-Olof Eriksson, Patrick Faure, Haruko Fukuda, Tom Hedelius, Leif Johansson, Finn Johnsson, Neelie Kroes, Louis Schweitzer and Ken Whipple.

The Meeting resolved to authorize the Board Chairman to appoint three members from among the representatives of the Company's three principal owners, in terms of voting rights, and who are not members of the Company's Board of Directors, plus one member representing the small shareholders in the Company, all of whom jointly with the Chairman shall comprise the Nomination Committee for the period up to the next Annual General Meeting.

The composition of the Committee shall be announced in advance of the election of the members of the Board in 2005 and in conjunction with the publication of the Company's report on operations for the third quarter of 2004. No fees shall be paid to the Nomination Committee.

The Meeting resolved that Volvo may transfer own shares held (treasury stock) to fulfill undertakings for the Company's employee stock options program of 2002. Furthermore, the Meeting decided to establish a new share-related incentive system during the second quarter of 2004 for senior executives in the Volvo Group. To facilitate that Volvo shall be able to meet its obligations in accordance with the new program, the Meeting resolved that Volvo may transfer own shares to the participants in the new share-related incentive program.

It was determined that a total of SEK 4,800,000 in fees be paid to the Board for distribution in accordance with the Board's own instructions.

April 16, 2004

For further information, please contact Marten Wikforss, +46 31 66 11 27, +46 70 559 11 49

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 76,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and Frankfurt and on NASDAQ in the US.

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